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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

JB OXFORD HOLDINGS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

466107208

(Cusip Number)

Scott G. Monson, Esquire
General Counsel and Secretary
JB Oxford Holdings, Inc.
9665 Wilshire Boulevard
Suite 300
Beverly Hill, CA 90212
(301) 777-8888

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 13, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 466107208

1.	Name of Reporting Person: Third Capital Partners, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Nevada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,039,474(1)(2)(3)

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 2,039,474(1)(2)(3)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,039,474(1)(2)(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 58.4%

14.	Type of Reporting Person (See Instructions): OO

(1)  Adjusted to give effect to a 1 for 10 reverse stock split on October 15, 2002.
 (2)  Reflects an adjustment of conversion rate occurring pursuant to a note extension agreement entered into by and between the Registrant and Third Capital Partners, LLC, approved by the Registrant’s disinterested members of the Board of Directors on February 13, 2003.
 (3) Includes: (i) 10,000 shares owned directly and (ii) 2,029,474 shares issuable upon conversion of convertible debt securities.

CUSIP No. 466107208

1.	Name of Reporting Person: Christopher L. Jarratt		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: US

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,156,724(1)(2)(3)

		8.	Shared Voting Power: 4,000(1)(4)

		9.	Sole Dispositive Power: 2,156,724(1)(2)(3)

		10.	Shared Dispositive Power: 4,000(1)(4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,156,724(1)(2)(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 59.9%

14.	Type of Reporting Person (See Instructions): IN

(1)  Adjusted to give effect to a 1 for 10 reverse stock split on October 9, 2002.
 (2)  Reflects an adjustment of conversion rate occurring pursuant to a note extension agreement entered into by and between the Registrant and Third Capital Partners, LLC, approved by the Registrant’s disinterested members of the Board of Directors on February 13, 2003.
 (3)  Includes: (i) 4,750 shares owned directly; (ii) options to purchase 112,500 shares and (iii) an aggregate of 10,000 shares beneficially owned by Third Capital Partners and 2,029,474 shares issuable to Third Capital Partners upon conversion of convertible debt securities which are attributable to Mr. Jarratt as the Manager of Third Capital Partners, LLC.
 (4) Represents shares held by Mr. Jarratt’s wife.

CUSIP No. 466107208

1.	Name of Reporting Person: James G. Lewis		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: US

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 109,280(1)(2)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 109,280(1)(2)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 109,280(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.0%

14.	Type of Reporting Person (See Instructions): IN

(1)  Adjusted to give effect to a 1 for 10 reverse stock split on October 9, 2002.
 (2)  Includes (i) 4,280 shares owned directly and (ii) options to purchase 105,000 shares.

CUSIP No. 466107208
Item 1.	Security and Issuer
Pursuant to Rule 13d-1(k)(1), this Amendment No. 4 to Schedule 13D is filed jointly by Third Capital Partners, LLC, a Nevada limited liability company (“Third Capital Partners”), Christopher L. Jarratt and James G. Lewis for (i) the purpose of reporting that Third Capital Partners agreed with JB Oxford Holdings, Inc., a Utah corporation (“JB Oxford”) to extend the maturity date and adjust the conversion rate of debt of the outstanding JB Oxford 9% Senior Secured Convertible Notes issued to Third Capital Partners in the principal amount of $3.4 million (the “Senior Notes”) and the JB Oxford Secured Convertible Notes is issued to Third Capital Partners in the principal amount of $2.0 million (“the Junior Notes”) which results in a material change in beneficial ownership percentage, (ii) to give effect to JB Oxford’s 1 for 10 reverse stock split on October 15, 2002 and (iii) and for the purpose of reporting that Mr. Lewis is no longer the beneficial owner of more that 5% of the outstanding shares of JB Oxford.

Item 2.	Identity and Background
Item 2 is amended and supplemented as follows:

(a) The persons filing this Amendment to Schedule 13D are Third Capital Partners, Mr. Jarratt and Mr. Lewis. Mr. Jarratt is the Manager and a member of Third Capital Partners.

(b) The address of Third Capital Partners and the business address of Mr. Jarratt is 3773 Howard Hughes Parkway, Suite 270N, Las Vegas, Nevada 89109. The business address of Mr. Lewis is 9665 Wilshire Boulevard, Third Floor, Beverly Hills, California 90212.

(c) Third Capital Partners was formed December 20, 1999 for the principal purpose of acquiring the assets of Third Capital Partners, LLC, a Tennessee limited liability corporation. Mr. Jarratt’s principal occupations are Chairman of the Board and Chief Executive Officer of JB Oxford and Chief Executive Officer and Manager of Third Capital, LLC, a Nevada limited liability company, that engages in investment and advisory services. Mr. Lewis’ principal occupation is Chief Operating Officer of JB Oxford.

(d) Negative with respect to Third Capital Partners, Mr. Jarratt and Mr. Lewis.

(e) Negative with respect to Third Capital Partners, Mr. Jarratt and Mr. Lewis.

(f) Third Capital Partners is a limited liability company organized under the laws of the state of Nevada. Mr. Jarratt and Mr. Lewis are each citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 is amended and supplemented as follows:

On February 13, 2003 the disinterested members of JB Oxford’s Board of Directors approved a Note Extension Agreement with Third Capital Partners to extend the maturity date and adjust the conversion rate of the Junior Notes and Senior Notes. The consideration for the adjustment to the conversion rate of the Junior Notes and Senior Notes was the extension of the maturity date of such notes to December 31, 2003.

Item 4.	Purpose of Transaction
Item 4 is amended and supplemented as follows:

On February 13, 2003, the disinterested members of the Board of Directors approved a Note Extension Agreement between JB Oxford and Third Capital Partners. In accordance with such note extension agreement JB Oxford and Third Capital Partners agreed that the maturity date of the Senior Notes and Junior Notes would be extended to December 31, 2003 and the conversion rate adjusted to $2.67 per share. As a result of such adjustment in the Senior Notes and Junior Notes, Third Capital Partners and Mr. Jarrett’s beneficial ownership of shares of JB Oxford has been increased by 1,255,375 shares and Mr. Lewis’ beneficial ownership percentage decreased to below 5%.

On October 15, 2002, the Company completed a one for ten reverse stock split of its common stock and other rights to acquire common stock.

Third Capital Partners affirms and restates the disclosures of Third Capital Tennessee, Mr. Jarratt and Mr. Lewis included in Item 4 of the original Schedule 13D filed by Third Capital Tennessee, Mr. Jarratt and Mr. Lewis on July 6, 1998, Amendment No. 1 to Schedule 13D filed by Third Capital Tennessee, Mr. Jarratt and Mr. Lewis on March 18, 1999, Amendment No. 2 to Schedule 13D filed by Third Capital Tennessee, Mr. Jarratt and Mr. Lewis on October 1, 1999, as if fully restated in this Amendment No. 3 to Schedule 13D by Third Capital Partners and Amendment No. 3 to Schedule 13D filed by Third Capital Partners, Mr. Jarratt and Mr. Lewis on December 30, 1999.

CUSIP No. 466107208

Item 5.	Interest in Securities of the Issuer
Item 5 is amended and supplemented as follows:

(a) According to the most recently available filing with the Securities and Exchange Commission by JB Oxford, there are 1,457,999 Shares outstanding. In accordance with their terms, the Senior Notes owned by Third Capital Partners may be converted into 1,280,411 Shares and the Junior Notes owned by Third Capital Partners may be converted into 749,063 Shares. Assuming the conversion of the Senior Notes and Junior Notes owned by Third Capital Partners (collectively, the “Convertible Notes”), there would be 3,487,474 Shares outstanding (excluding any shares to be issued as a result of the asset purchase agreement with Mr. Stock, Inc. which have not yet been issued by JB Oxford).

The 2,039,474 Shares beneficially owned by Third Capital represent approximately 58.4% of the outstanding Shares, assuming conversion of the Convertible Notes.

As the sole Manager of Third Capital Partners, Mr. Jarratt may be deemed to beneficially own all of the Shares beneficially owned by Third Capital Partners, including the Shares that are issuable upon conversion of the Convertible Notes. In addition, Mr. Jarratt directly owns 18,750 Shares and options to purchase 112,500 Shares. Mr. Jarratt may also be deemed to beneficially own 4,000 Shares owned by his wife. Assuming the conversion of the Convertible Notes and the exercise of Mr. Jarratt’s options, there would be 3,599,974 Shares outstanding. Mr. Jarratt may be deemed to beneficially own 2,156,724 Shares, or approximately 59.9% of the outstanding Shares, assuming conversion of the Convertible Notes and exercise of his options.

Mr. Lewis directly owns 4,280 Shares and may be deemed to beneficially own options to purchase 105,000 Shares. Assuming conversion of the Convertible Notes and the exercise of the options granted to Mr. Lewis, there would be 3,592,474 Shares outstanding. Mr. Lewis may be deemed to own 109,280 Shares, or approximately 3% of the outstanding Shares assuming exercise of his options.

Mr. Jarratt and Third Capital Partners disclaim beneficial ownership of any Shares beneficially owned by Mr. Lewis. Mr. Lewis disclaims beneficial ownership of any Shares beneficially owned by Third Capital Partners or Mr. Jarratt.

(b) Mr. Jarratt, as the sole Manager of Third Capital Partners, has sole power to vote or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by Third Capital Partners.

Other than the Shares owned by his wife, Mr. Jarratt has sole power to vote or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by him.

Mr. Lewis has sole power to vote or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by him.

(c) On February 13, 2002, the disinterested members of the Board of Directors approved a Note Extension Agreement. Third Capital Partners and JB Oxford pursuant to which the maturity date of the Senior Notes and Junior Notes was extended to December 31, 2003 and the conversion rate adjusted to $2.67 per Share. As a result of the adjustment of the conversion rate under the Senior Notes and Junior Notes, Third Capital Partners beneficial ownership of shares of JB Oxford has been increased. Because Mr. Jarratt is the managing member of Third Capital Partners, the beneficial ownership of shares of JB Oxford attributable to him has also been increased as a result of the adjustment in the conversion rate of the Senior Notes and Junior Notes.

During the past 60 days, Mr. Jarratt did not acquire any Shares.

(d) Not Applicable.
(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits
Exhibit 7.7 Agreement of Joint Filing Exhibit 7.8 Note Extension Agreement by and between JB Oxford Holdings, Inc. and Third Capital Partners, LLC (approved February 13, 2003).

CUSIP No. 466107208

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Company Name

THIRD CAPITAL PARTNERS, LLC

By:	/s/ Christopher L. Jarratt
Name:	Christopher L. Jarratt
Title:	Manager

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit 7.7	Agreement of Joint Filing

Exhibit 7.8	Note Extension Agreement by and between JB Oxford Holdings, Inc. and Third Capital Partners, LLC (approved February 13, 2003).